[redacted]

RECEIVED SEC MAIL PROCESSING SECTION
FEB 28 2011
WASH. D.C. 189

11017774

ES
...GE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 51781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 Eager Road Suite 700
(No. and Street)

Saint Louis (City) MO (State) 63144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hactrich 314-951-1617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP
(Name – *if individual, state last, first, middle name*)

One Independent Drive, Suite 2801 (Address) Jacksonville (City) FL (State) 32202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hartrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EverTrade Direct Brokerage, Inc., as of February 9, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY VANCE
My Commission Expires
March 15, 2014
St. Louis City
Commission #10948488

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)
(SEC I.D. No. 8-51781)

Financial Statements and
Supplemental Schedules
For the Year Ended December 31, 2010,
and Independent Auditors' Report
and Supplemental Report on Internal Control

EverTrade®
DIRECT BROKERAGE

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Table of Contents

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA
Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, cash flows, and equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2011

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Balance Sheet
As of December 31, 2010

Assets	
Cash and cash equivalents	$ 333,469
Deposit with clearing organization	105,137
Income tax receivable	31,891
Prepaid Financial Industry Regulatory Authority fees	32,288
Equipment, Net	64,057
Other assets	27,933
Total	$ 594,775
Liabilities	
Accounts payable and accrued liabilities	50,292
Total liabilities	50,292
Equity	
Common stock, $1 par value, 30,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,169,253
Accumulated deficit	(624,870)
Total equity	544,483
Total Liabilities and Equity	$ 594,775

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Statement of Operations
For the Year Ended December 31, 2010

Income	
Commission and fee income	$ 732,216
Interest income	651
Other income - miscellaneous	833
Total income	733,700
Expenses	
Professional fees	414,436
Salaries and employee benefits	203,589
Trade clearing and execution fees	212,451
Occupancy and equipment	138,097
Other expenses	49,345
Total expenses	1,017,918
Loss Before Income Taxes Benefit	(284,218)
Income Taxes Benefit	(111,224)
Net Loss	$ (172,994)

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Statement of Cash Flows
For the Year Ended December 31, 2010

Operating Activities	
Net loss	$ (172,994)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	16,042
Deferred income taxes	(535)
Change in operating assets and liabilities:	
Increase in deposit with clearing organization	(13)
Decrease in due from affiliates	65,910
Increase in income taxes receivable	(31,891)
Increase in other assets	(25,153)
Increase in accounts payable and accrued liabilities	22,261
Decrease in payable to clearing organization	(33,567)
Net cash used in operating activities	(159,940)
Investing Activities	
Purchase of equipment	(78,720)
Net cash used in investing activities	(78,720)
Net Decrease in Cash and Cash Equivalents	(238,660)
Cash and Cash Equivalents	
Beginning of year	572,129
End of year	$ 333,469
Supplemental Disclosures of Cash Flow Information	
Cash paid for income taxes	$ 25,490

See notes to financial statements.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Statement of Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2010	$ 1,000	$ 1,168,353	$ (451,876)	$ 717,477
Reallocation of Common Stock to Additional Paid-In Capital	(900)	900		-
Net loss	-	-	(172,994)	(172,994)
Balance, December 31, 2010	$ 100	$ 1,169,253	$ (624,870)	$ 544,483

1. Organization and Summary of Significant Accounting Policies

a) Organization — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri (C1FN). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp. (EFC), the ultimate parent company of EverTrade.

EverTrade is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). EverTrade is an introducing broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed-income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and Penson Financial Services, Inc. private insurance). The Company executes trades, and a nonaffiliated third-party broker/dealer provides clearing and custodial services.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2010 or during the year then ended.

b) Basis of Presentation — The financial statements are presented in accordance with generally accepted accounting principles in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

The Company has performed an evaluation of subsequent events through February 25, 2011, the date the financial statements were available to be issued.

c) Cash and Cash Equivalents — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks with an original maturity of three months or less.

d) Deposit with Clearing Organization — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. The Company's clearing firm is Penson Financial Services, Inc. Included in this contract is the requirement to maintain a "good faith" deposit with the clearing firm.

e) Prepaid FINRA Fee — As a member of the FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

f) Equipment — Computer hardware and software and equipment are carried at amortized cost. Depreciation is computed using the straight-line method over estimated useful lives ranging from 3 to 10 years. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

g) Receivables from Clearing Organization — The Company's contract with the clearing firm, Penson Financial Services, Inc. requires monthly settlement for transactions that have been executed, but for which funds have not yet been remitted.

h) Commissions and Fee Income — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a trade-date basis.

i) Income Taxes — The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed as if it filed a separate federal tax return. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount receivable from EFC for federal taxes was $27,556 and is included in income tax receivable.

The amount receivable from EFC for state taxes was $4,335 and is included in income tax receivable. Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

2. Equipment

Equipment at December 31, 2010 consist of the following:

Computer hardware and software	$ 127,060
Less accumulated depreciation and amortization	(63,003)
	$ 64,057

3. Related Parties

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $40,836 and professional fees totaling $293,905 for the year ended December 31, 2010 were initially paid by C1FN or EverBank. The amount payable to EverBank as of December 31, 2010 for expenses incurred on behalf of EverTrade was $4,833 for which no interest is charged. The amount payable to C1FN as of December 31, 2010 for expenses incurred on behalf of EverTrade was $34,919. The amounts are generally settled on a monthly basis.

4. Income Taxes

Income tax benefit for the year ended December 31, 2010, is comprised of the following credits:

Current:	
Federal	$ (110,051)
State	(638)
	(110,689)
Deferred:	
Federal	17,239
State	(17,774)
	(535)
	$ (111,224)

The deferred taxes at December 31, 2010, consist of a taxable temporary difference associated with fixed assets that creates a deferred tax liability of $12,419. This deferred tax liability is completely offset by a deferred tax asset of $12,832 that is associated with a state net operating loss carry-forward. The net deferred taxes recorded at December 31, 2010, is a deferred tax asset of $413. There is no valuation allowance recorded against the state net operating loss carry-forward based on management's belief it is more likely than not the state net operating loss carry-forward will be realized. The effective tax rate is different than the federal statutory rate primarily due to state income taxes.

5. Employee Benefit Plan

The Company participates in a defined contribution plan sponsored by EverBank, adopted under the Internal Revenue Code 401(k) (the "Plan"), covering substantially all full-time employees meeting the eligibility requirements. Employees -may contribute between 1% and 18% of their pretax compensation to the Plan. The Company matches up to 4% of an employee's eligible compensation contributed as an elective deferral. The Company made employer-matching contributions of $4,662 during the year ended December 31, 2010.

In addition, the Company may make profit-sharing contributions to the Plan at the discretion of the Company. During the year ended December 31, 2010, the Company recognized expense for discretionary contributions made to the Plan of $7,825.

6. Guarantees

The Company has contracted with a third party to provide clearing services that include underwriting margin loans to its customers. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur in their issuing margin to its customers. The maximum potential future payment under this indemnification was $1,250,965 at December 31, 2010. Historically, there have never been payments made under this indemnification. As these margin loans are highly collateralized by the securities held by the brokerage clients, the Company has assessed the probability of making such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

7. Net Capital Requirements

EverTrade is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, EverTrade had net capital of $412,338, which was in excess of the required net capital by $162,338. EverTrade's ratio of aggregate indebtedness to net capital was 0.1220 to 1 at December 31, 2010.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Supplemental Schedule
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2010

Net capital:	
Total stockholder's equity	$ 544,483
Add — allowable credits	-
Total capital and allowable credits	544,483
Deductions — nonallowable assets	130,042
Net capital before haircuts	414,441
Deductions — haircuts	2,103
Net capital	$ 412,338
Aggregate indebtedness — items included in the balance sheet — accounts payable, accrued expenses, and other liabilities	$ 50,292
Total aggregate indebtedness	$ 50,292
Computation of basic net capital requirement — minimum net capital required*	$ 250,000
Excess net capital	$ 162,338
Ratio — aggregate indebtedness to net capital**	0.1220 to 1

* In accordance with Rule 15c3-1, net capital cannot fall below .0667 to 1 of aggregate indebtedness or $250,000, whichever is greater.

** In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1.

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report filed on February 9, 2011.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Supplemental Schedule
Computation for Determination of Reserve Requirement
For Brokers and Dealers Pursuant to Rule 15c3-3 Under the
Securities and Exhange Act of 1934
As of December 31, 2010

The Company operates on a "fully-disclosed basis" under an agreement with an nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA
Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

February 25, 2011

To the Board of Directors and Stockholder of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

In planning and performing our audit of the financial statements of EverTrade Direct Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-7 (33-REV 7/10)

RECEIVED FEB 2 8 2011 SEC MAIL PROCESSING SECTION WASH. D.C. 189

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051781 FINRA DEC
EVERTRADE DIRECT BROKERAGE INC 18*18
8300 EAGER RD STE 700
SAINT LOUIS MO 63144-1424

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mary Owens 314-951-1641

2. A. General Assessment (item 2e from page 2)	$ 1,089
B. Less payment made with SIPC-6 filed (exclude interest) 07/15/10 Date Paid	(666)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	423
E. Interest computed on late payment (see instruction E) for______days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 423
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 423
H. Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EverTrade Direct Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

Mary Owens
(Authorized Signature)

Dated the 9th day of February, 20 11.

Assistant Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 733,700
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	25,119
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	212,451
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	60,507
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	298,077
2d. SIPC Net Operating Revenues	$ 435,623
2e. General Assessment @ .0025	$ 1,089

(to page 1, line 2.A.)